UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SapientX Inc.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> April 6, 2016

Physical address of issuer
4600 Smith Grade, Santa Cruz, CA 95060

Website of issuer
http://www.sapientx.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Seed Preferred Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$2.50

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 2, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$132,230	$185,969
Cash & Cash Equivalents	$17	$4,163
Accounts Receivable	$22,740	$0
Short-term Debt	$0	$0
Long-term Debt	$93,387	$56,833
Revenues/Sales	$53,490	$1,000
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(92,401)	$(98,417)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 5, 2018

SapientX Inc.



Up to $1,070,000 of Preferred Stock

SapientX Inc. ("SapientX", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 2, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 2, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 2, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.seedinvest.com/sapientx.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/sapientx

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SapientX Inc. is a Delaware C-Corporation, formed on April 6, 2016. The Company is located at 4600 Smith Grade, Santa Cruz, CA 95060. The Company's website is http://www.sapientx.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/sapientx and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$2.50
Minimum investment amount per investor	$1,000
Offering deadline	November 2, 2018
Use of proceeds	See the description of the use of proceeds on page 12-13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 13-14, 16-17, and 18-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

SapientX faces competition from other companies in the Voice AI space. Existing companies that engage in the Voice AI space could introduce new or enhance existing products. If SapientX is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact SapientX's growth. Companies such as Amazon have products such as Alexa that could license the technology to a number of SapientX's competitors. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would

7

adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

SapientX's expenses may increase as they seek to execute its current business model. Although the company has kept historical burn to a minimum, as they ramp up execution with new clients and beta testing, their expenses could increase which would ramp up its cash burn after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company forecasts project it obtaining a large number of prospects in a short amount of time. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

SapientX is targeting a new and unproven segment within the Voice AI Market, which introduces unknowns. The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Despite running paid demos, SapientX remains substantially "pre revenue" without long term contracts. They will need to execute on these contracts quickly to maintain and grow the business. The Company may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company depends on a limited number of customers for a substantial majority of its revenue. As of January 31, 2018, all revenue recognized was from two customers. At January 31, 2018, all accounts receivable were from one customer. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses from inception of $190,818 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of common shares, its ability to attract new customers, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Although the Company has filed an extension, it has not yet completed its 2017 tax filing, which could subject it to penalties, fines, or interest changes. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, in its extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Seed Preferred Stock. Because the Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS
Description of the Business
Siri and Alexa helped introduce the world to talking products. Unfortunately, there was a lot they didn't understand, they forced users to learn commands, they required an Internet connection, and they collected sensitive user data. Many companies, who wanted to voice enable their products, saw these drawbacks as show stoppers. These companies want a voice A.I. product that that can integrate with their own products and will be driven by their needs--not the needs of an ad serving network. We are here to supply that product and fill that need.

SapientX is white-label software that began with the notion that you should be able to speak conversationally to your technology without having to use commands. We understand context, emotion, complex sentences and we learn about a user's preferences to better serve them. We can run on devices as small as a wrist watch and we can work with or without an Internet connection. We respect the privacy of our users' data and do not profile them for targeted advertising. Our optional avatars can increase user satisfaction and trust scores.

Our team is busy helping our first customers add SapientX A.I. software to their cars and consumer products. We have a variety of companies in our pipeline, from electronics companies, automotive companies, robotics companies, and navigation companies.

Business Plan
Product
SapientX is white-label software designed to be embedded in our customers products to add a conversational voice and intelligence. We are working with our first customers to develop prototypes for user testing prior to product launch. We are developing authoring tools and an SDK to empower our customers and allow us to focus on product licensing so that we can scale SapientX. We are focusing on customers within the "Home to Car to Office" experience chain. This includes smart home work with a leading electronics company and automotive work with Mitsubishi.

Technology
SapientX's technology began 15 years ago, with millions of dollars of government and private R&D funding. Our current technology is based on computational linguistics pattern and concept matching techniques inspired by Carnegie Mellon's Scone program. This technology has been used by our Chief Scientist, Bruce Wilcox, to win the Loebner Prize Turing Test four times.

Conversational A.I. is hard... we have been at it for 15 years. We ran a test to evaluate the conversational ability of our AI Platform and found that our system out performed other platforms in accuracy and relevancy. We believe this is because we were designed from the ground up to support normal conversation, rather than commands, and in part because we have not followed the pack in A.I. architecture.

We also have advanced features, such as understanding emotion and user sentiment, comprehending context, handling complex, multi-part sentences and remembering user preferences and prior conversations. We feature high resolution avatars that we believe lead to higher user trust and satisfaction scores. Our team is continuing to work on a new generation of exciting technology advances.

Business
Our revenue model adapts to the norms of the industries that we work in. Typically, we licence our software on a per unit basis with recurring revenue for updates, customization, user testing and support. We offer SapientX on a monthly SaaS basis for our smart home customers.

Our automotive sales approach includes aggressive interaction with car companies, their R&D centers and their Tier 1 suppliers. Sales cycles are 2-3 years with paid prototyping and user testing in the interim. We have positioned ourselves as thought leaders, regularly circulating white papers on emerging topics and by speaking at conferences and trade shows. With funding, we plan to exhibit at trade shows several times each year and to open sales offices in Detroit, Munich and Japan to better serve our customers. We will also use part of our funding to develop support for Japanese (already in beta), German, French and Spanish roughly doubling our market reach.

Our consumer electronics sales approach is based on a combination of focused marketing and direct engagement. We are keying on the SmartHome and Mobile markets. Unpaid prototyping, on the customers hardware, is normal. Sales cycles can be as short as two months.

The Company's Products and/or Services

Product / Service	Description	Current Market
AI Software	White-label, conversation A.I. software for companies that want to add voice and intelligence to their products.	Customers include consumer electronics and automotive companies

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are companies that want to add voice and intelligence to their products, including consumer electronics and automotive companies

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87063336	Computer software for creating searchable databases of information and data.	ALFI	June 7, 2016	1A	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.5% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.8% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	65%	65%	65%
Sales, PR, and Marketing	30%	30%	30%
Patent Development	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Colleen	Co-Founder and CEO	- SapientX, CEO, April 2016-present: Company Management, leading Company's operations and strategy

			● Planet 9 Studios, CEO, 1991-present: leading development of Company's short- and long-term strategy

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,901,690	Common stockholders are entitled to one vote per share of common stock held.	Common and preferred stockholders both vote on all matters that come before the shareholders of the Company.	95%	N/A

The Company has the following debt outstanding:
None

Ownership

A majority of the Company is owned by one person. That person is Planet 9 Studios, Inc..

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Planet 9 Studios, Inc.	Common Stock	80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform, and works with or without an internet connection.

The Company's MVP was completed in 2016 and was released publicly for beta testing to improve it. In 2017, it added support for Android and iOS and published its API. In 2018, the Company launched its automotive beta under development funding from Mitsubishi . This year, the Company intends to continue to develop its home and Linux auto products, complete its SDK and tools and to initiate support for new languages such as Japanese, Spanish and French.

The Company has incurred losses from inception of $190,818. In particular, the Company earned $53,490 in revenue for the FYE January 31, 2018 and accrued expenses of $145,891, resulting in a net loss of $92,401. The Company earned $1,000 in revenue for the FYE January 31, 2017 and accrued expenses of $99,417, resulting in a net loss of $98,417.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $352 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company
Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Seed Preferred Stock

Dividend Rights
Holders of Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Seed Preferred Stock is outstanding, holders of Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Seed Preferred Stock.

The Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Seed Preferred Stock Investment Agreement

Under the Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Colleen
_____
(Signature)

David Colleen
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Planet 9 Studios, Inc.
_____
(Signature)

David Colleen
_____
(Name)

Director
_____
(Title)

9/5/18
_____
(Date)

/s/David Colleen
_____
(Signature)

David Colleen
_____
(Name)

Director
_____
(Title)

9/5/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SAPIENTX INC.

A Delaware Corporation

Financial Statements (Unaudited) and

Independent Accountants' Review Report

January 31, 2018 and 2017

SAPIENTX INC.

Year and Period from April 6, 2016 (inception) Ended January 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of SapientX Inc.
4600 Smith Grade
Bonny Doon, CA 95060

We have reviewed the accompanying financial statements of SapientX Inc. ("the Company"), which comprise the balance sheets as of January 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from April 6, 2016 (inception) through the year ended January 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
September 4, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

SAPIENTX INC.
Balance Sheets
As of January 31, 2018 and 2017
(unaudited)

ASSETS

		2018		2017
Current assets:				
Cash	$	17	$	4,163
Accounts Receivable, net		22,740		-
Total current assets		22,757		4,163
Intangible assets, net		109,473		181,806
Total assets	$	132,230	$	185,969

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Shareholder advances	$	93,387	$	56,833
Total liabilities		93,387		56,833
Commitments and contingencies		-		-
Stockholder's equity:				
Common stock, $.01 par value; 2,000,000 shares authorized, 1,600,000 shares issued and outstanding at January 31, 2018 and 2017		16,000		16,000
Additional paid in capital		213,661		211,553
Accumulated deficit		(190,818)		(98,417)
Total stockholder's equity		38,843		129,136
Total liabilities and stockholder's equity	$	132,230	$	185,969

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

SAPIENTX INC.
Statements of Operations
For the year and period from April 6, 2016 (inception) ended January 31, 2018 and 2017
(unaudited)

	2018	2017
Revenue	$ 53,490	$ 1,000
Expenses		
Amortization expense	72,333	42,194
Operating	56,281	33,098
General and administrative	4,713	5,927
Wages and related expenses	8,836	2,835
Professional fees	3,728	15,363
Total expenses	145,891	99,417
Net loss	$ (92,401)	$ (98,417)
Loss per common share - basic and diluted	$ (0.06)	$ (0.06)
Weighted average number of shares outstanding - Basic and diluted	1,600,000	1,600,000

SAPIENTX INC.

Statements of Changes in Stockholder's Equity

For the year and period from April 6, 2016 (inception) ended January 31, 2018 and 2017

(unaudited)

	Common Stock		Additional Paid in	Additional Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance - April 6, 2016	-	$ -	$ -	$ -	$ -
Shares Issued for asset purchase	1,600,000	16,000	208,000		224,000
Stock options issued for services			3,553		3,553
Net loss				(98,417)	(98,417)
Balance - January 31, 2017	1,600,000	16,000	211,553	(98,417)	129,136
Stock options issued for services			2,108		2,108
Net Loss				(92,401)	(92,401)
Balance - January 31, 2018	**1,600,000**	**$ 16,000**	**$ 213,661**	**$ (190,818)**	**$ 38,843**

4

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

SAPIENTX INC.
Statements of Cash Flows
For the year and period from April 6, 2016 (inception) ended January 31, 2018 and 2017
(unaudited)

		2018		2017
Cash flows from operating activities:				
Net loss	$	(92,401)	$	(98,417)
Adjustments to reconcile net loss to net cash used				
by operating activities:				
Amortization expense		72,333		42,194
Share based compensation		2,108		3,553
Accounts receivable		(22,740)		-
Net cash used by operating activities		(40,700)		(52,670)
Cash flows from financing activities:				
Proceeds from shareholder advances		36,554		56,833
Net cash provided by financing activities		36,554		56,833
Net increase (decrease) in cash		(4,146)		4,163
Cash at beginning of period		4,163		-
Cash at end of period	$	17	$	4,163
Summary of non-cash transactions:				
Common shares issued for purchase of intangibles	$	-	$	224,000
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform, and works with or without an internet connection.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is January 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended January 31, 2018 and 2017, the Company recognized $2,522 and $1,216 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock options issued by the Company during the years ended January 31, 2018 and 2017 were valued using quoted prices of similar assets in active markets, and therefore, are classified as Level 2 measurement in the fair value hierarchy.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At January 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company assess its receivables based on historical loss patterns, aging of the receivables, and assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. At January 31, 2018 and 2017, no allowance for doubtful accounts was considered necessary.

Software

Externally developed software purchased by the Company is recorded at cost. Amortization is expensed over the useful lives of the related assets using the straight-line method over a useful life of three years. Any addition or improvements are recorded pursuant to ASC Section 985: *Software.* The Company reviews the recoverability of externally purchased software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at January 31, 2018 and 2017.

Intangibles

Intangible assets are recorded at cost. Amortization is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of ten years. The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either January 31, 2018 and 2017.

Share-Based Compensation

The Company accounts for equity securities issued to non-employees in accordance with ASC 505, *Equity*. Under the provisions of ASC 505, share-based compensation cost is measured based on the fair value of the award and is recognized as expense once any market or performance provisions have been met.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the report date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of California. All tax years from inception are open to potential examination in all jurisdictions in which the Company operates.

As of the most recently filed tax return, the Company currently has a tax net operating loss of $53,877 for which it may receive future tax benefits. However, as of January 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit as of January 31, 2018 and 2017.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 4, 2018 , the date these financial statements were available to be issued.

During 2018, the Company issued 71,481 stock options to purchase common shares of the Company. The options carry the same provisions as those discussed in Note 5.

NOTE 2 – INTANGIBLES, NET

Intangibles consist of the following at December 31:

	2018	2017
Software	$ 214,000	$ 214,000
Trademark	10,000	10,000
Accumulated amortization	(114,527)	(42,194)
Intangibles, net	$ 109,473	$ 181,806

Amortization expense was $72,333 and $42,194 for the year and period from April 6, 2016 ended January 31, 2018 and 2017, respectively.

NOTE 3 – COMMON STOCK

The Company has 2,000,000, $0.01 par value, common shares authorized at January 31, 2018 and 2017. At January 31, 2018 and 2017, there were issued and outstanding common shares of 1,600,000.

During the period from April 6, 2017 ended January 31, 2017, the Company issued 1,600,000 common shares for the purchase of software and trademark assets valued at $224,000. There were no issuances of common shares during the year ended January 31, 2018.

NOTE 4 – SHAREHOLDER ADVANCES

During 2018 and 2017, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2018 and 2017, shareholder advances outstanding were $93,387 and $56,833, respectively.

NOTE 5 – STOCK OPTIONS

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 400,000 options to purchase common shares of the Company. During 2018 and 2017, the Company issued 26,690 and 40,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.23 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding April 6, 2016	-	$ -	-
Granted	40,000	0.23	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2017	40,000	$ 0.23	4
Granted	26,690	0.23	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding January 31, 2018	66,690	$ 0.23	3

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense of $2,108 and $3,553 as of January 31, 2018 and 2017, respectively, and was recorded under the heading 'Operating' in the statements of operations.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $190,818 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of common shares, its ability to attract new customers, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – CONCENTRATIONS

As of January 31, 2018, all revenue recognized was from two customers.

At January 31, 2018, all accounts receivable were from one customer.

EXHIBIT C
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DISCLAIMER
THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY SAPIENTX WITHOUT THE ASSISTANCE OF SI SECURITIES, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.
SAPIENTX

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White label B2B software providing voice intelligence technology

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$1,000	$5,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

SapientX is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SapientX without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Technology license agreement with Mitsubishi to develop an A.I. assistant for their 2020 cars
- Chief Scientist, Bruce Wilcox, won the Loebner Prize (Turing Test) 4 times for best conversational A.I.
- By 2021, the market for virtual digital assistants is expected to exceed $15 billion from $1.6 billion in 2015.
- Parent Company, Planet 9 Studios, began AI work in 2003, and served both government and private clients.

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

"The future lies in the ability to converse naturally with your technology. We designed SapientX, from the ground up, as a system to let our technology talk to us... like we were talking to our best friend." - David Colleen, CEO

Siri and Alexa helped introduce the world to talking products. Unfortunately, there was a lot they didn't understand, they forced users to learn commands, they required an Internet connection, and they collected sensitive user data. Many companies, who wanted to voice enable their products, saw these drawbacks as show stoppers. These companies want a voice A.I. product that that can integrate with their own products and will be driven by their needs--not the needs of an ad serving network. We are here to supply that product and fill that need.

SapientX is white-label software that began with the notion that you should be able to speak conversationally to your technology without having to use commands. We understand context, emotion, complex sentences and we learn about a user's preferences to better serve them. We can run on devices as small as a wrist watch and we can work with or without an Internet connection. We respect the privacy of our users' data and do not profile them for targeted advertising. Our optional avatars can increase user satisfaction and trust scores.

Our team is busy helping our first customers add SapientX A.I. software to their cars and consumer products. We have a variety of companies in our pipeline, from electronics companies, automotive companies, robotics companies, and navigation companies.

Product & Service

Product

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FAQ

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Overview

SapientX is white-label software designed to be embedded in our customers products to add a conversational voice and intelligence. We are working with our first customers to develop prototypes for user testing prior to product launch. We are developing authoring tools and an SDK to empower our customers and allow us to focus on product licensing so that we can scale SapientX. We are focusing on customers within the "Home to Car to Office" experience chain. This includes smart home work with a leading electronics company and automotive work with Mitsubishi.

Technology

SapientX's technology began 15 years ago, with millions of dollars of government and private R&D funding. Our current technology is based on computational linguistics pattern and concept matching techniques inspired by Carnegie Mellon's Scone program. This technology has been used by our Chief Scientist, Bruce Wilcox, to win the Loebner Prize Turing Test four times.

Conversational A.I. is hard... we have been at it for 15 years. We ran a test to evaluate the conversational ability of our AI Platform and found that our system out performed other platforms in accuracy and relevancy. We believe this is because we were designed from the ground up to support normal conversation, rather than commands, and in part because we have not followed the pack in A.I. architecture.

We also have advanced features, such as understanding emotion and user sentiment, comprehending context, handling complex, multi-part sentences and remembering user preferences and prior conversations. We feature high resolution avatars that we believe lead to higher user trust and satisfaction scores. Our team is continuing to work on a new generation of exciting technology advances.

Business

Our revenue model adapts to the norms of the industries that we work in. Typically, we licence our software on a per unit basis with recurring revenue for updates, customization, user testing and support. We offer SapientX on a monthly SaaS basis for our smart home customers.

Our automotive sales approach includes aggressive interaction with car companies, their R&D centers and their Tier 1 suppliers. Sales cycles are 2-3 years with paid prototyping and user testing in the interim. We have positioned ourselves as thought leaders, regularly circulating white papers on emerging topics and by speaking at conferences and trade shows. With funding, we plan to exhibit at trade shows several times each year and to open sales offices in Detroit, Munich and Japan to better serve our customers. We will also use part of our funding to develop support for Japanese (already in beta), German, French and Spanish roughly doubling our market reach.

Our consumer electronics sales approach is based on a combination of focused marketing and direct engagement. We are keying on the SmartHome and Mobile markets. Unpaid prototyping, on the customers hardware, is normal. Sales cycles can be as short as two months.

Gallery

              



SapientX Auto: LG Prototype shown in a Tesla.

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

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Team Story

As A.I. technologists, we were excited when Siri and then Alexa first came out. Excited... but also disappointed that they failed to do the things that we really wanted such as remembering our names and preferences, being able to converse with us without learning commands, understanding context, emotion, and complex statements.

We began to compare notes with our friends who build cars, robots, and TVs and found that they wanted to add conversational abilities to their own products but they were afraid that the tech giants wouldn't listen to their needs, that they would impose their brands on them and that they would have an insatiable appetite for devouring sensitive user data to feed their ad networks. These were no gos for them.

It was then, that we realized that we could offer our friends an alternative A.I. product that delivered exactly what they needed. And so, SapientX was born. We assembled a team of passionate A.I. scientists, software developers and world class animators to build software to help make our customers products come alive. Our team is committed to the notion that you should be able to just talk to your technology products as if you were talking with your best friend.

Founders and Officers



David Colleen
CEO

David likes to build things. He's an AI and VR entrepreneur, he studied architecture and business at Cornell and has been running companies for 27 years. Previously, he founded Planet 9 Studios and he helped Matterport launch their products and attract their first customers. During this time, he has developed customer relationships with 17 Fortune 100 companies.



Hira Daud
INTERIM CTO

Hira has a great passion for engineering mobile systems. She is a full stack developer and is at home in developing applications for Android, iOS and HTML5.



Bruce Wilcox
CHIEF SCIENTIST

Bruce has deep experience in A.I., having won the Loebner Prize 4 times (more than anyone else) in a yearly attempt to pass the Turing Test. Bruce is a devoted Go player and has written strategy classics on the topic along with the first A.I. driven Go game. He has worked with Fujitsu, 3DO and Amazon where he co-wrote patents on motion control and for gesture interfaces.



David Colleen
CEO

PROFILE MENU



David likes to build things. He's an AI and VR entrepreneur, he studied architecture and business at Cornell and has been running companies for 27 years. Previously, he founded Planet 9 Studios and he helped Matterport launch their products and attract their first customers. During this time, he has developed customer relationships with 17 Fortune 100 companies.

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Key Team Members



Afshin Mobramaein

AI Engineer (Consultant)



Alex Hessler

Special Effects Engineer (Consultant)



Michael Pacchioli

Embedded Systems Engineer (Consultant)



Adriano Dipierro

Avatar Artist (Consultant)



Igor Pichardo

Avatar Animator (Consultant)



Alberto Rodriguez

Bookeeping (Consultant)



Roger Nelson

Consumer Electronics Sales (Consultant)



Elizabeth Koshy

Business Development (consultant)

Notable Advisors & Investors



Patti Glovsky

Advisor, Advisor



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Dave Lorenzini

Advisor, Advisor



Mike Beebe

Advisor, Advisor

Q&A with the Founder

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale? How are you going to grow this business exponentially?

SapientX:

We have deep experience in working with consumer electronics and automotive customers including 17 Fortune 100 companies. Besides a great contact list, we cultivate strategic partners to sell our products. We like to choose market partners that are envied by their competitors. After successfully working with them, their competitors seek us out. We also work closely with industry press to help tell our story. We came out of stealth at CES in January this year. We had an overwhelmingly positive reception and captured ~250 qualified leads from visits to our booth. When I speak at a conference, I typically get 5-10 qualified leads. I'm speaking at about one show per month including international shows. Next week, I'll be speaking at the AutoTech council where last year, a leading automotive talent scouts found us. Post funding, we will increase our booth presence with a goal of showing 6 times per year initially. We will also increase our PR activity with the goal of both focused industry press as well as broader coverage in magazines like Wired and TV shows like CNN.

Q: Can you provide more color to your multiple revenue models?

SapientX:

Our revenue models are adapted to the norms of the industries that we work in. In the consumer electronics market, we work on a per unit licensing model. In automotive, we typically have two years of paid prototyping (NRE) followed by per unit licensing as cars ship. Our unit pricing goal is $20 per car plus $5 per year for updates and support. As a reference point, Apple tries to sell CarPlay thru BMW for $300. We also have yearly recurring revenues to provide software updates and support. For smart home customers, we use a SaaS model charging users on a monthly or yearly service model. Our yearly, per home revenue goals are $200 per home. For our TV licensing, we seek $5-10 per TV sold (Samsung sells about 100 mil. TVs per year).

Q: Can you please provide color on your product roadmap? Both future and historical (when things were launched) and what you plan to launch in the coming months?

SapientX:

Our MVP was completed in 2016 and was released publicly for beta testing to improve it. In 2017, we added support for Android and iOS and published our API. In 2018, we launched our automotive beta under development (we are beginning year 2 of 3 with them). This year, we will continue to develop our home and Linux auto products, complete our SDK and tools and we will initiate support for new languages such as Japanese, Spanish and French. The product cycle for cars is three years in our product category. Typically year 1 is prototyping, year 2 is testing and integration and year 3 is road testing before going into cars. Our CE customers are on 6-12 month product cycles. We hope to ship in their TV's next year. We think that it's key to develop customer facing tools so that they can maintain and develop new conversations to run with our software. We are currently in teaming discussions with several tool companies.

Q: What is Planet 9 Studios and what is your involvement there?

SapientX:

Planet 9 was one of the first companies to do VR on the internet in 1995 and became known for 3D interfaces for a lot of different products. Everything from virtual places to talking characters. The first product was developing navigation systems. The second main product came out of government research is the AI work. I technically still have this business, but the revenues now are helping a few customers. The company has a few thousand dollars of revenue. All my effort is behind SapientX. If this becomes an issue, I am happy to hire a new President for this business.

Q:

Please detail and explain your exit expectations.

SapientX:

Our focus is on building great AI driven voice products. We came out of stealth at CES in January. We may well be an acquisition target. We track about 100 peer companies. Of the top 21, 9 have had successful exits after an average of 4 years in business. Of the nine, on average, they had raised $14 mil. after their series A rounds. Six of the remaining 12 companies seemed to have missed profitability goals and had to continue with added funding rounds.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $5,000,000
Liquidation preference:	1.0x

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Additional Terms

Closing conditions:	While SapientX Inc. has set an overall target minimum of US $300,000 for the round, SapientX Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SapientX Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use Of Proceeds

If Minimum Amount Is Raised



- ● Patent Development
- ● Sales, PR & Marketing
- ● Product Development

If Maximum Amount Is Raised

- ● Patent Development
- ● Sales, PR & Marketing
- ● Product Development

Investor Perks

$5,000 ("**Copper**") - Limited edition SapientX investor t-shirt.

$10,000 ("**Bronze**") - The above, plus always find your car keys with a custom, SapientX branded Tile key / phone finder on a custom leather key fob from Etsy. Tile connects to your smart phone to give you an audio chirp or map location of the item connected to your Tile. Your Tile can also make your lost phone chirp. (https://www.thetileapp.com/en-us/corporate-promotions)

$25,000 ("**Silver**") - The above, plus participation in an online team strategy session in November 2018. Help chart the course of SapientX and hear our plans for 2019.

$50,000 ("**Gold**") - All of the above, plus an invitation to join us at FlipJack Ranch for a "Farm to Table" dinner to meet the founders in November of 2018 (www.flipjackranch.com).

$100,000 ("**Platinum**") - All of the above, plus an invitation to join us at FlipJack Ranch (Bonny Doon, California) for a day-long team strategy retreat in November 2018. FlipJack Ranch is a working ranch and B&B in the Santa Cruz Mountains and a great place to discuss long term company plans among the redwoods!

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

SapientX Inc. ("the Company") is a Delaware C-corporation that was founded on April 6, 2016, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform, and works with or without an internet connection.

The Company's MVP was completed in 2016 and was released publicly for beta testing to improve it. In 2017, it added support for Android and iOS and published its API. In 2018, the Company launched its automotive beta under development funding from Mitsubishi . This year, the Company intends to continue to develop its home and Linux auto products, complete its SDK and tools and to initiate support for new languages such as Japanese, Spanish and French.

The Company has incurred losses from inception of $190,818. In particular, the Company earned $53,490 in revenue for the FYE January 31, 2018 and accrued expenses of $145,891, resulting in a net loss of $92,401. The Company earned $1,000 in revenue for the FYE January 31, 2017 and accrued expenses of $99,417, resulting in a net loss of $98,417.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $352 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

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The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



Automotive AI Market. Source: https://www.marketsandmarkets.com/PressReleases/automotive-artificial-intelligence.asp

Markets

Our focus spans both automotive and consumer electronics markets. We see a blurring of these markets as cars become more like living rooms and as consumers desire a uniform voice interface from "home to car to office". We like these markets because there is an established demand for voice controlled products. The automotive AI market is projected to be at $10.5 billion in 2025 with a 48% growth rate and AI driven virtual assistants, in consumer electronics, is projected to be a $12 billion dollar market, in 2021, with a 37% growth rate.

Competitors

We categorize our competitors into three camps; " "fading incumbents", white-label " and "advertising ecosystem".

Fading incumbents include Sensory, Nuance and Voicebox. These companies adapted telephone IVR technologies to be used in cars. Their products have low user ratings, low accuracy, their technology has fallen behind and several of our customers have commented that they can't wait for these companies to leave the playing field.

The white label companies license their software and they require no product branding. Typical competitors include IBM Watson and SoundHound. Both of these companies offer second generation A.I. approaches. Soundhound scored last place in our benchmark tests and we have spoken to six companies that tried to use Watson, got frustrated, and abandoned their efforts.

The advertising ecosystem companies include Amazon Alexa, Microsoft Cortana, Google Assistant and Apple Siri. Each of these companies uses second generations A.I. approaches and they require that your customers learn commands, that you use their product branding and that you deliver profiling data, from your users, that can be used for targeted advertising. To deliver that sensitive user data, your product needs a steady Internet connection. Each of these products offers relatively good performance and a developed ecosystem but many of our customers are uncomfortable with depending on the whims of huge companies, having to call Siri, Alexa or the like and on transmitting sensitive user data back to these companies.

Pricing

IBM is promoting a SaaS model of $10/month per device in order to use Watson as an assistant. Our economic goals are a one time fee of $20 per car and a support and maintenance fee of $5 per year at volume. For consumer electronics we offer a hosted service priced at $10/month to control all connected devices in a home.

Risks and Disclosures

SapientX faces competition from other companies in the Voice AI space. Existing companies that engage in the Voice AI space could introduce new or enhance existing products. If SapientX is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact SapientX's growth. Companies such as Amazon have products such as Alexa that could license the technology to a number of SapientX's competitors. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

SapientX's expenses may increase as they seek to execute its current business model. Although the company has kept historical burn to a minimum, as they ramp up execution with new clients and beta testing, their expenses could increase which would ramp up its cash burn after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company forecasts project it obtaining a large number of prospects in a short amount of time. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

SapientX is targeting a new and unproven segment within the Voice AI Market, which introduces unknowns. The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Despite running paid demos, SapientX remains substantially "pre revenue" without long term contracts. They will need to execute on these contracts quickly to maintain and grow the business. The Company may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company depends on a limited number of customers for a substantial majority of its revenue. As of January 31, 2018, all revenue recognized was from two customers. At January 31, 2018, all accounts receivable were from one customer. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

Highlights

Overview

Products

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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FAQs

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We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has incurred losses from inception of $190,818 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of common shares, its ability to attract new customers, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Although the Company has filed an extension, it has not yet completed its 2017 tax filing, which could subject it to penalties, fines, or interest charges. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, in its extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SapientX

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SapientX. Once SapientX accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SapientX in exchange for your securities. At that point, you will be a proud owner in SapientX.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs
SeedInvest

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SapientX has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now SapientX does not plan to list these securities on a national exchange or another secondary market. At some point SapientX may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SapientX either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is SapientX's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SapientX's Form C. The Form C includes important details about SapientX's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck



Meet Our Kai Avatar for Samsung

DISCLAIMER



THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY SAPIENTX WITHOUT THE ASSISTANCE OF SI SECURITIES, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

SAPIENTX



SAPIENT X

**Conversational A.I.
Software for Cars and
Consumer Electronics**

"*Breathing life into cars
and consumer products.*"

Meet Our Kira Avatar for Singapore Airlines

CONSUMER PAINS
Majority of Car Owners had problems with their Infotainment Systems
Consumer Reports
Most iPhone Users Have Used Siri… But Only 11% Still Do
TechCrunch
Voice Systems in Cars Botch 63% of User Commands
JD Powers
SAPIENT X

ENTERPRISE PAINS

They Fear the Tech Giants & Users Being Co-opted

They Worry About Branding & Lack of Ability to Customize

24/7 Internet and User Data Privacy are Show Stoppers

SAPIENT(X)

OUR SOLUTION

SapientX allows users to speak naturally without having to learn commands. We out-perform other solutions in user intent comprehension.* We give our corporate customers the white-label solution they want.


SapientX
Google
Alexa
Siri
Cortana
Bixby
Hound

These statements reflect management's current views and are meant for illustrative purposes. They result from a test conducted by SapientX. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

SAPIENT X

PRODUCTS

SAPIENTX AUTO



LG Prototype

SAPIENTX HEALTH



Healthy Prototype

SAPIENTX FLIGHT



Singapore Airlines
Prototype

SAPIENTX MOBILE



MyCareerMentor
Kaitlyn

Professor Redwood
Pokemon Go Prototype

SAPIENTX ROBOT







Future Robot Furo
Prototype

Roborus Poca
Prototype

Pepsico Mixty
Mockup

SAPIENTX WEAR



LG Sports Watch 2
Prototype

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



REVENUE MODEL

CARS

Our licensing goals are $20 per car in volume + yearly maintenance and support of $5 per year.

SMART HOME

We plan to use a Saas Model, for new Homes, priced at $5 per month for all connected Devices in a home.

IBM charges double for just one device.

C.E.

Our licensing goals are $5 per TV (or other device) in volume + yearly maintenance and support of $2 per year.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SAPIENT X

Meet Our Puchi Sumo Avatar for Samsung

TRACTION





72°
54° EXT
RAIN @ 3 PM
73°
10:14
FLAMING LIPS
FREE RADICALS
104.5
88.7
KSAN
89.8
WOOD
90.4
KTIM
104.5
KFOG
107.3
KPIG
108.1
KFAT

Mitsubishi Mia
AI Driven Voice Assistant
We are in a 3 year development program with Mitsubishi for 2020 cars

Samsung Kai
AI Driven Voice Assistant
We are developing high resolution, AI driven characters to work with their TVs and SmartThings devices

In Negotiations *











In Negotiations*

CAPSTONE



"Making your car safer and more fun with an intelligent assistant."



Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

TARGET CUSTOMERS

CARS

AUTO MAKERS



TOYOTA · Volkswagen · Ford · HONDA









TIER 1 SUPPLIERS



BOSCH · Continental · Visteon · DENSO







C.E.

SMART HOME



SAMSUNG · VIZIO · TOSHIBA · Panasonic

MOBILE



LG · Lenovo · SONY · MOTOROLA







Customers in the pipeline represent current negotiations or target customers. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

SAPIENT X

COMPETITION

COMPETITORS

FADING INCUMBENTS

Voicebox, Nuance and Sensory

ADVERTISING ECOSYSTEM

Siri, Alexa and Google Assistant

WHITE LABEL

Cortana, Watson and Hound



OUR SUPER POWERS

PERFORMANCE - We Excel in speech recognition and relevance

SKILLS - Our Software Understands Context, Emotion, Complex Sentences, and Learns About the Users Preferences, as it Operates, Leading to Higher User Satisfaction and Trust Scores.

FLEXABLE - We Can Run Embedded or in the Cloud

TRUST - We Don't Collect Sensitive User Data

EXPERIENCE - Our First A.I. Was Built in 2003



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

SAPIENT X

TECHNOLOGY

WE ARE

SAPIENTX = SPEECH RECOGNITION + NATURAL LANGUAGE UNDERSTANDING + SPEECH SYNTHESIS + AVATARS



WE RUN IN

CARS

AIRPLANES

TVS

ROBOTS

IOT

WE RUN

CLOUD

EMBEDDED

WE RUN ON

iOS

ANDROID

HTML





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SAPIENTX



VOICE ASSISTANT MARKET
TRANSPORTATION
CONSUMER ELECTRONICS
CARS
AIRPLANES
TVS
ROBOTS
IOT
$15.8 BIL.
43.7% CAGR
5.2
8.6
12.1
15.8
(billion dollars)
2018
2019
2020
2021
SAPIENT
Data Courtesy Statista and Arizton



GROWTH STRATEGY

- MAINTAIN TECHNOLOGY LEADERSHIP
- AGGRESSIVE OUTREACH WITH SHOWS, PRESS & SOCIAL MEDIA
- BUILD SALES TEAM INCREASE SALES
- ADD LANGUAGES SELL GLOBALLY
- DEEP USER TESTING
- EXTEND SALES REACH VIA CHANNEL PARTNERS
- KEY SALES ON FORTUNE 100 MARKET LEADERS

SAPIENTX

FUNDING

SapientX's software is based on Government & Private R&D funding and 10 years of development.

Currently seeking:
·Seed Round
·Pre-money valuation of $5 mil.

USE OF FUNDS



- Patents
- Sales & Marketing
- Product Development

TEAM SIZE

Current	11
Q4 2018	15
Q1 2019	20
Q2	25



DREAM TEAM



David Colleen Co-founder & CEO. Founded Planet 9 Studios + helped launch Matterport. 2008 began SapientX AI platform.

Hira Daud Co-founder & interim CTO. Software engineer and mobile applications developer.



Bruce Wilcox Co-founder, Chief Scientist 3DO, Fujitsu & Amazon. Architect SapientX AI Platform. 4 Time Loebner Prize Winner for Best AI.



Afshin Mobramaein AI Programmer (consultant) UC Santa Cruz, PhD game AI. Focused on advanced character scripting.

Alex Hessler Avatar Programmer (consultant) Former Pixar, worked on Avatar movie. Focused on ultra high resolution characters.



Ady DiPierro Avatar Artist (consultant) Focused on developing world class characters for our customers.



Roger Nelson Sales (consultant) VR & AR Pioneer. Founded MotionWerx. Focused on the consumer electronics market.

Michael Pacchioli Embedded Systems Programmer (consultant) NASA and NBC Enhanced Broadcasting Group.



Elizabeth Koshy Business Development (consultant) Founder of Jadooworks Animation w/ Disney, Warner, Fox & MTV as customers.



ADVISORS



Mike Beebe
CEO Mayfield
Robotics (Bosch)



Patti Glovsky
Investment Banker
Polygon Capital



Dave Lorenzini
former Biz Dev
Google Earth



SAPIENT X